FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page

Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC.

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: June 3, 2011

Exhibit 99.1

China Medical Technologies Reports Fourth Fiscal Quarter and Full Fiscal Year Financial Results

Beijing, China, June 1, 2011 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based advanced in-vitro diagnostic (“IVD”) company, announced its unaudited financial results for the fourth fiscal quarter (“4Q FY2010”) and the full fiscal year ended March 31, 2011 (“FY2010”) today.

4Q FY2010 Highlights

	For the Three Months Ended
	March 31, 2010	March 31, 2011	March 31, 2011
	RMB	RMB	US$	% change
	(in thousands except for per ADS information)
Net revenues	175,728	230,414	35,187	31.1%
Net income	4,820	16,095	2,458	233.9%
Diluted earnings per ADS*	0.19	0.61	0.09	221.1%
Non-GAAP net income	51,476	75,002	11,454	45.7%
Non-GAAP diluted earnings per ADS*	1.98	2.84	0.43	43.4%
Adjusted EBITDA	99,591	140,244	21,417	40.8%

FY2010 Highlights

	For the Year Ended
	March 31, 2010	March 31, 2011	March 31, 2011
	RMB	RMB	US$	% change
	(in thousands except for per ADS information)
Net revenues	723,071	842,366	128,639	16.5%
Net income (loss)	(69,582)	82,619	12,617	—
Diluted earnings (loss) per ADS*	(2.65)	3.14	0.48	—
Non-GAAP net income	187,295	273,056	41,699	45.8%
Non-GAAP diluted earnings per ADS*	7.13	10.39	1.59	45.7%
Adjusted EBITDA	387,580	493,254	75,326	27.3%

Outlook for first fiscal quarter ending June 30, 2011

•	Target net revenues are expected to range from RMB232.0 million (US$35.4 million) to RMB234.0 million (US$35.7 million), representing a year-over-year increase of 24.6% - 25.7%.

•	Target non-GAAP net income is expected to range from RMB73.0 million (US$11.1 million) to RMB74.0 million (US$11.3 million), representing a year-over-year increase of 28.0% - 29.8%.

•	Target non-GAAP diluted earnings per ADS* is expected to range from RMB2.75 (US$0.42) to RMB2.79 (US$0.43), representing a year-over-year increase of 26.1% - 28.0%.

Outlook for full fiscal year ending March 31, 2012

•	Target net revenues are expected to range from RMB970.0 million (US$148.1 million) to RMB995.0 million (US$151.9 million), representing a year-over-year increase of 15.2% - 18.1%.

•

Target non-GAAP net income is expected to range from RMB310.0 million (US$47.3 million) to RMB318.0 million (US$48.6 million), representing a year-over-year increase of 13.5% - 16.5%. The slightly lower growth rate in non-GAAP net income is primarily due to the full year impact of additional interest expense arising from new convertible notes issued in December 2010.

•	Target non-GAAP diluted earnings per ADS* is expected to range from RMB11.70 (US$1.79) to RMB12.00 (US$1.83), representing a year-over-year increase of 12.6% - 15.5%.

The above targets are based on the Company’s current views on the operating and market conditions, which are subject to change.

*	One American Depositary Share (“ADS”) = 10 ordinary shares

See “Non-GAAP Measure Disclosures” below, where the impact of certain items on reported results is discussed.

“We are pleased with the quarterly results, in particular, the continued growth of our molecular diagnostic business during the seasonally weak quarter. We expect our FISH business and HPV-DNA chip business to drive our growth in the following quarters,” commented Mr. Xiaodong Wu, Chairman and Chief Executive Officer of the Company. “We will continue to expand our product offering in FISH probes and PCR assays as well as develop a new SPR analyzer through investment in research and development. We will leverage our established sales networks to introduce our new products to our hospital customers. In addition, we are working on several initiatives to support our sustainable growth including discussion with a leading independent laboratory testing service group in China for a potential collaboration to promote the use of molecular diagnostic tests to the group’s hospital customers.”

Mr. Sam Tsang, Chief Financial Officer of the Company commented, “We issued new convertible notes in December 2010 to extend our debt maturity profile. We have been focusing to improve our leverage profile and have reduced our net debt to adjusted EBITDA ratio from 5.1 times to 3.3 times. However, we believe that we are still maintaining relatively high leverage, and the continued improvement in our leverage to the level of 2 times or below is our priority. We have been very cautious in making capital expenditures and did not consider new acquisition and will continue to do so. Meanwhile, we will maintain our investment in product research and development which will support our future growth. We will also continue to invest in our direct sales network to attract and retain tier one hospitals which are major consumers in China’s healthcare industry.”

4Q FY2010 Unaudited Financial Results

The Company reported net revenues of RMB230.4 million (US$35.2 million) for 4Q FY2010, representing a 31.1% increase from the corresponding period of FY2009.

The Company’s revenues are currently generated from two segments, molecular diagnostic systems and immunodiagnostic systems. The molecular diagnostic system segment includes FISH products and SPR products while the immunodiagnostic system segment consists of ECLIA products. The customers of the molecular diagnostic system segment, that is, Tier 1 hospitals in China, are being served by the Company’s direct sales personnel.

Molecular diagnostic system sales for 4Q FY2010 were RMB146.6 million (US$22.4 million), representing a 45.3% increase from the corresponding period of FY2009. The year-over-year increase was primarily due to the increase in usage of the Company’s FISH probes by existing and new hospital customers as well as the sales of SPR-based HPV-DNA chips of RMB11.9 million (US$1.8 million) to hospitals during 4Q FY2010.

Immunodiagnostic system sales for 4Q FY2010 were RMB83.8 million (US$12.8 million), representing a 12.0% increase from the corresponding period of FY2009. The year-over-year increase was primarily due to the increase in sales of the Company’s ECLIA reagent kits to existing and new distributors.

Gross margin was 61.4% for 4Q FY2010 which decreased year-over-year from 64.9% for the corresponding period of FY2009. The year-over-year decrease was primarily due to the classification of amortization of SPR intangible assets from operating expenses to cost of revenues after the commencement of sales of HPV-DNA chips in 2Q FY2010 which offset the positive impact on more contribution from the sales of FISH probes which generate higher gross margin. Non-GAAP gross margin was 82.4% for 4Q FY2010 which increased year-over-year from 77.7% for the corresponding period of FY2009. The year-over-year increase in non-GAAP gross margin was primarily due to more contribution from the sales of FISH probes which generate higher gross margin.

Research and development expenses were RMB12.6 million (US$1.9 million) for 4Q FY2010, representing a 21.8% year-over-year increase. Non-GAAP research and development expenses were RMB11.4 million (US$1.7 million) for 4Q FY2010, representing a 28.0% year-over-year increase. The year-over-year increase was primarily due to product research and development for SPR analyzers and PCR assays.

Sales and marketing expenses were RMB24.0 million (US$3.7 million) for 4Q FY2010, representing a 43.9% year-over-year increase. Non-GAAP sales and marketing expenses were RMB23.8 million (US$3.6 million) for 4Q FY2010, representing a 42.7% year-over-year increase. The year-over-year increase was primarily due to an increase in direct sales efforts for molecular diagnostic systems.

General and administrative expenses were RMB25.4 million (US$3.9 million) for 4Q FY2010, representing a 5.1% year-over-year decrease. Non-GAAP general and administrative expenses were RMB18.4 million (US$2.8 million) for 4Q FY2010, representing a 5.0% year-over-year increase.

Interest expense on convertible notes was RMB34.6 million (US$5.3 million) for 4Q FY2010. Non-GAAP interest expense on convertible notes was RMB33.2 million (US$5.1 million) for 4Q FY2010. As of March 31, 2011, the Company’s outstanding convertible notes of US$22.7 million, US$248.0 million and US$150.0 million bear interest at 3.5%, 4% and 6.25% per annum, respectively, and will mature in November 2011, August 2013 and December 2016, respectively.

Interest expense related to amortization of convertible notes issuance costs was RMB4.2 million (US$0.6 million) for 4Q FY2010.

Interest expense related to amortization of share lending costs was RMB2.4 million (US$0.4 million) for 4Q FY2010.

Income tax expense was RMB28.1 million (US$4.3 million) for 4Q FY2010. The high effective tax rate was due to certain expenses of the Company such as stock compensation expense, amortization of acquired intangible assets and interest expense of convertible notes were not deductible for income tax purpose. In addition, the Company was required to accrue for withholding income tax on distributable earnings generated in China.

Net income was RMB16.1 million (US$2.5 million) for 4Q FY2010, which improved significantly from RMB4.8 million for the corresponding period of FY2009. Non-GAAP net income was RMB75.0 million (US$11.5 million) for 4Q FY2010, representing a 45.7% increase from the corresponding period of FY2009. The significant year-over-year increase was primarily due to the increase in both molecular diagnostic system sales and immunodiagnostic system sales.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) was RMB133.3 million (US$20.4 million) for 4Q FY2010, representing an 18.0% increase from the corresponding period of FY2009. The year-over-year increase in EBITDA was primarily due to the increase in both molecular diagnostic system sales and immunodiagnostic system sales.

Adjusted EBITDA was RMB140.2 million (US$21.4 million) for 4Q FY2010, representing a 40.8% increase from the corresponding period of FY2009. The reason for the increase is also due to increased sales in 4Q FY2010.

Stock compensation expense for 4Q FY2010 was RMB8.5 million (US$1.3 million), of which RMB0.1 million was allocated to cost of revenues, RMB1.2 million to research and development expenses, RMB0.2 million to sales and marketing expenses and RMB7.0 million to general and administrative expenses.

Amortization of acquired intangible assets for 4Q FY2010 was RMB48.2 million (US$7.4 million) which was all allocated to cost of revenues.

As of March 31, 2011, the Company’s cash and cash equivalents were RMB1,123.8 million (US$171.6 million). Net cash generated from operating activities for 4Q FY2010 was RMB37.3 million (US$5.7 million). Net cash generated from investing activities for 4Q FY2010 was RMB18.8 million (US$2.9 million). Net cash used in financing activities for 4Q FY2010 was RMB48.9 million (US$7.5 million).

As of March 31, 2011, the Company’s net accounts receivable was RMB481.1 million (US$73.5 million), representing an increase of 21.0% from the balance at December 31, 2010. The increase in net accounts receivable was primarily due to the increase in molecular diagnostic system sales to hospital customers.

FY2010 Unaudited Financial Results

Net revenues were RMB842.4 million (US$128.6 million) for FY2010, representing a 16.5% year-over-year increase. The year-over-year increase in revenues was primarily due to the increase in molecular diagnostic system sales.

Gross margin was 60.3% for FY2010 which decreased year-over-year from 67.1% for FY2009. The year-over-year decrease was primarily due to the classification of amortization of SPR intangible assets from operating expenses to cost of revenues after the commencement of sales of HPV-DNA chips in 2Q FY2010 which offset the positive impact on more contribution from the sales of FISH probes which generate higher gross margin. Non-GAAP gross margin was 80.3% for FY2010 which increased year-over-year from 79.6% for FY2009. The year-over-year increase in non-GAAP gross margin was primarily due to more contribution from the sales of FISH probes which generate higher gross margin.

Research and development expenses were RMB46.5 million (US$7.1 million) for FY2010, representing a 9.9% year-over-year increase. Non-GAAP research and development expenses were RMB41.5 million (US$6.3 million) for FY2010, representing a 15.5% year-over-year increase. The year-over-year increase was primarily due to product research and development for FISH probes, SPR analyzers and PCR assays.

Sales and marketing expenses were RMB88.2 million (US$13.5 million) for FY2010, representing a 37.7% year-over-year increase. Non-GAAP sales and marketing expenses were RMB87.5 million (US$13.4 million) for FY2010, representing a 36.6% year-over-year increase. The year-over-year increase was primarily due to an increase in direct sales efforts for molecular diagnostic systems.

General and administrative expenses were RMB96.6 million (US$14.7 million) for FY2010, representing a 33.3% year-over-year decrease. Non-GAAP general and administrative expenses were RMB65.4 million (US$10.0 million) for FY2010, representing a 40.8% year-over-year decrease. The year-over-year decrease was primarily because the Company incurred costs for the independent internal investigation in FY2009 which did not recur in FY2010.

Net income was RMB82.6 million (US$12.6 million) for FY2010, which improved significantly from net loss of RMB69.6 million for FY2009. Non-GAAP net income was RMB273.1 million (US$41.7 million) for FY2010, representing a 45.8% year-over-year increase from FY2009.

EBITDA was RMB531.2 million (US$81.1 million) for FY2010, representing a 43.1% year-over-year increase from FY2009.

Adjusted EBITDA was RMB493.3 million (US$75.3 million) for FY2010, representing a 27.3% year-over-year increase from FY2009.

Stock compensation expense for FY2010 was RMB37.2 million (US$5.7 million), of which RMB0.4 million was allocated to cost of revenues, RMB4.9 million to research and development expenses, RMB0.7 million to sales and marketing expenses and RMB31.2 million to general and administrative expenses.

Amortization of acquired intangible assets for FY2010 was RMB196.0 million (US$29.9 million), of which RMB168.7 million was allocated to cost of revenues and RMB27.3 million to operating expenses.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.5483 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of Thursday, March 31, 2011. No representation is made that the RMB amounts could have been or could be converted into U.S. dollars at that rate or at any other rate on March 31, 2011 or at any other dates.

Product Development Plan

The Company plans to focus on the following product development activities with respect to its molecular diagnostic products:

FISH

•	to develop more applications in the areas of prenatal diagnosis, cancer detection and companion diagnostics for cancer targeted drugs through internal research and development.

SPR

•	to develop a new automated analyzer for hospitals and independent laboratories to conduct HPV tests using our DNA chips through internal research and development.

PCR

•	to develop more assays in the area of companion diagnostics for cancer targeted drugs through internal research and development.

Update on Receivable from Chengxuan

As of March 31, 2011, the remaining amount of the receivable from Chengxuan, a company which is one of the Company’s major shareholders and is owned by Mr. Xiaodong Wu, was reduced from US$18 million to US$15 million. This receivable relates to the sale of the Company’s HIFU business to Chengxuan. Subsequently, Chengxuan paid US$8 million to the Company and indicated that the remaining balance of US$7 million together with interest thereon will be paid in full before June 30, 2011.

Non-GAAP Measure Disclosures

The Company reported its operating results in accordance with U.S. generally accepted accounting principles (“GAAP”) for the three months and the year ended March 31, 2010 and 2011, respectively. The Company also presented non-GAAP information, which included EBITDA and adjusted EBITDA, for the three months and the year ended March 31, 2010 and 2011, respectively. The non-GAAP measures are defined below:

•	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, excluding the effects of stock compensation expense and amortization of acquired intangible assets.

•	Non-GAAP gross margin represents non-GAAP gross profit divided by net revenues.

•	Non-GAAP research and development expenses represent research and development expenses reported in accordance with GAAP, excluding the effects of stock compensation expense.

•	Non-GAAP sales and marketing expenses represent sales and marketing expenses reported in accordance with GAAP, excluding the effects of stock compensation expense.

•	Non-GAAP general and administrative expenses represent general and administrative expenses reported in accordance with GAAP, excluding the effects of stock compensation expense.

•	Non-GAAP operating income represents operating income reported in accordance with GAAP, excluding the effects of stock compensation expense and amortization of acquired intangible assets.

•

Non-GAAP interest expense on convertible notes represents interest expense on convertible notes reported in accordance with GAAP, excluding the effects of non-cash interest expense of convertible notes.

•

Non-GAAP interest expense on amortization of share lending costs represents the exclusion of interest expense on amortization of share lending costs reported in accordance with GAAP, as this item is non-cash.

•

Non-GAAP other income (expense), net represents other income and expense, net reported in accordance with GAAP, excluding the effects of gain on repurchase of convertible notes as well as high yield note offering expenses.

•

Non-GAAP net income represents net income reported in accordance with GAAP, excluding the effects of stock compensation expense, amortization of acquired intangible assets, non-cash interest expense of convertible notes, interest expense for amortization of share lending costs, gain on repurchase of convertible notes as well as high yield note offering expenses.

•	Non-GAAP earnings per ADS represents non-GAAP net income divided by the weighted average number of ADSs used in computing basic and diluted earnings per ADS in accordance with GAAP.

•	EBIT represents net income reported in accordance with GAAP, excluding the effects of interest income, interest expense and income tax expense.

•	EBITDA represents net income reported in accordance with GAAP, excluding the effects of interest income, interest expense, income tax expense, depreciation and amortization.

•	Adjusted EBITDA represents EBITDA excluding the effects of stock compensation expense, gain on repurchase of convertible notes as well as high yield note offering expenses.

Non-GAAP financial measures are used by the Company in its financial and operating decision-making because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparison. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose.

The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the financial information included with this earnings announcement.

Conference Call

The Company’s senior management team will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on June 2, 2011 (or 8:00 p.m. Beijing/Hong Kong time on the same date) to discuss the results following this earnings announcement.

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Number 1-800-215-2410

•	International Dial-in Number 1-617-597-5410

Passcode: CMEDCALL

A live webcast of the conference call will be available on http://ir.chinameditech.com.

A replay of this webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 a.m. U.S. Eastern Time on June 3, 2011.

The dial-in details for the replay are as follows:

•	U.S. Toll Free Number 1-888-286-8010

•	International Dial-in Number 1-617-801-6888

Passcode: 61583099

About China Medical Technologies, Inc.

China Medical Technologies, Inc. is a leading China-based advanced IVD company using molecular diagnostic technologies including Fluorescent in situ Hybridization (FISH) and Surface Plasmon Resonance (SPR) and an immunodiagnostic technology, Enhanced Chemiluminescence Immunoassay (ECLIA), to develop, manufacture and distribute diagnostic products used for the detection of various cancers, diseases and disorders as well as companion diagnostic tests for targeted cancer drugs. The Company generates all of its revenues in China through the sale of diagnostic consumables including FISH probes, SPR-based DNA chips and ECLIA reagent kits to hospitals which are recurring users of the consumables for their patients. The Company sells FISH probes and SPR chips to large hospitals through its direct sales personnel and ECLIA reagent kits to small and mid-size hospitals through distributors. For more information, please visit http://www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, as well as its outlook for the first fiscal quarter ending June 30, 2011 and full fiscal year ending March 31, 2012, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Sam Tsang and Winnie Yam

Tel: 852-2511-9808

Email: IR@chinameditech.com

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of
	December 31, 2010	March 31, 2011
	RMB	RMB	US$
	(in thousands)
Assets
Current assets
Cash and cash equivalents	1,119,384	1,123,818	171,620
Trade accounts receivable, net	397,739	481,096	73,469
Inventories	16,640	19,273	2,943
Prepayments and other receivables	10,521	18,952	2,894
Due from a related party	118,800	98,225	15,000

Total current assets	1,663,084	1,741,364	265,926

Property, plant and equipment, net	144,251	139,448	21,295
Land use rights	6,906	6,859	1,047
Goodwill	8,654	8,654	1,322
Intangible assets, net	3,042,474	2,973,358	454,066
Convertible notes issuance costs	60,163	55,817	8,524
Share lending costs	25,133	22,562	3,445

Total assets	4,950,665	4,948,062	755,625

Liabilities
Current liabilities
Trade accounts payable	44,477	44,502	6,796
Accrued liabilities and other payables	174,978	191,120	29,186
Convertible notes	186,763	146,081	22,308
Income taxes payable	63,859	77,954	11,904

Total current liabilities	470,077	459,657	70,194

Convertible notes	2,626,800	2,606,223	398,000
Deferred income taxes	84,936	91,596	13,988

Total liabilities	3,181,813	3,157,476	482,182

Shareholders’ equity
Ordinary shares US$0.1 par value: 500,000,000 authorized; 322,680,001 issued and outstanding as of December 31, 2010 and March 31, 2011	258,840	258,840	39,528
Additional paid-in capital	869,439	875,448	133,691
Treasury stock	(201,362)	(201,362)	(30,750)
Accumulated other comprehensive loss	(76,923)	(77,293)	(11,804)
Retained earnings	918,858	934,953	142,778

Total shareholders’ equity	1,768,852	1,790,586	273,443

Total liabilities and shareholders’ equity	4,950,665	4,948,062	755,625

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income and

Reconciliations of GAAP Measures to Non-GAAP Measures

	For the Three Months Ended			For the Three Months Ended
	March 31, 2010			March 31, 2011
	GAAP RMB	Adjustments RMB	Non-GAAP RMB	GAAP RMB	Adjustments RMB	Non-GAAP RMB
	As adjusted (9)
	(in thousands except for per ADS information)

Net revenues (1)	175,728	—	175,728	230,414	—	230,414
Cost of revenues (2)	(61,624)	22,423	(39,201)	(88,948)	48,295	(40,653)

Gross profit	114,104	22,423	136,527	141,466	48,295	189,761
Operating expenses
Research and development (3)	(10,352)	1,440	(8,912)	(12,612)	1,208	(11,404)
Sales and marketing (3)	(16,695)	—	(16,695)	(24,017)	192	(23,825)
General and administrative (3)	(26,743)	9,252	(17,491)	(25,381)	7,009	(18,372)
Amortization of SPR intangible assets (4)	(27,343)	27,343	—	—	—	—

Total operating expenses	(81,133)	38,035	(43,098)	(62,010)	8,409	(53,601)

Operating income	32,971	60,458	93,429	79,456	56,704	136,160
Interest income	4,155	—	4,155	5,779	—	5,779
Interest expense – convertible notes (5)	(34,831)	7,618	(27,213)	(34,612)	1,387	(33,225)
Interest expense – amortization of convertible notes issuance costs	(4,263)	—	(4,263)	(4,150)	—	(4,150)
Interest expense – amortization of share lending costs (6)	(2,644)	2,644	—	(2,386)	2,386	—
Other income (expense), net (7)	24,638	(24,064)	574	144	(1,570)	(1,426)

Income before income tax	20,026	46,656	66,682	44,231	58,907	103,138
Income tax expense	(15,206)	—	(15,206)	(28,136)	—	(28,136)

Net income	4,820	46,656	51,476	16,095	58,907	75,002

Earnings per ADS
- basic (8)	0.19	1.79	1.98	0.61	2.25	2.86

- diluted (8)	0.19	1.79	1.98	0.61	2.23	2.84

Weighted average number of ADS
- basic (8)	25,993,349	—	25,993,349	26,184,308	—	26,184,308

- diluted (8)	26,050,599	—	26,050,599	26,448,663	—	26,448,663

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income and

Reconciliations of GAAP Measures to Non-GAAP Measures

Convenience Translation for Reference Only

	For the Three Months Ended
	March 31, 2011
	GAAP US$	Adjustments US$	Non-GAAP US$
	(in thousands except for per ADS information)

Net revenues (1)	35,187	—	35,187
Cost of revenues (2)	(13,583)	7,375	(6,208)

Gross profit	21,604	7,375	28,979
Operating expenses
Research and development (3)	(1,926)	185	(1,741)
Sales and marketing (3)	(3,668)	30	(3,638)
General and administrative (3)	(3,876)	1,070	(2,806)
Amortization of SPR intangible assets (4)	—	—	—

Total operating expenses	(9,470)	1,285	(8,185)

Operating income	12,134	8,660	20,794
Interest income	883	—	883
Interest expense – convertible notes (5)	(5,286)	212	(5,074)
Interest expense – amortization of convertible notes issuance costs	(634)	—	(634)
Interest expense – amortization of share lending costs (6)	(364)	364	—
Other income (expense), net (7)	22	(240)	(218)

Income before income tax	6,755	8,996	15,751
Income tax expense	(4,297)	—	(4,297)

Net income	2,458	8,996	11,454

Earnings per ADS
- basic (8)	0.09	0.35	0.44

- diluted (8)	0.09	0.34	0.43

Weighted average number of ADS
- basic (8)	26,184,308	—	26,184,308

- diluted (8)	26,448,663	—	26,448,663

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.5483 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of Thursday, March 31, 2011. No representation is made that the RMB amounts could have been or could be converted into U.S. dollars at that rate or at any other rate on March 31, 2011 or at any other dates.

Notes:

		For the Three Months Ended
		March 31, 2010	March 31, 2011
		RMB’000	RMB’000	US$’000
(1)	Net revenues

	- Molecular diagnostic systems	100,897	146,635	22,393
	- Immunodiagnostic systems	74,831	83,779	12,794

		175,728	230,414	35,187

	Molecular diagnostic systems
	- HPV-DNA chips	—	11,922	1,821

(2)	Non-GAAP numbers exclude stock compensation expense and amortization of acquired intangible assets.

	For the Three Months Ended
	March 31, 2010	March 31, 2011
	RMB’000	RMB’000	US$’000

Stock compensation expense	—	110	17
Amortization of acquired intangible assets	22,423	48,185	7,358

	22,423	48,295	7,375

(3)	Non-GAAP numbers exclude stock compensation expense.
(4)	Non-GAAP numbers exclude amortization of acquired intangible assets.
(5)	Non-GAAP numbers exclude non-cash interest expense of convertible notes.
(6)	Non-GAAP numbers exclude interest expense for amortization of share lending costs.
(7)	Non-GAAP numbers exclude gain on repurchase of convertible notes.

	For the Three Months Ended
	March 31, 2010	March 31, 2011
	RMB’000	RMB’000	US$’000

Gain on repurchase of convertible notes	24,064	1,570	240

(8)	Interest expense and amortization in connection with convertible notes were not added back in computing GAAP diluted earnings per ADS because they were anti-dilutive. Non-GAAP earnings per ADS represents non-GAAP net income divided by the weighted average number of ADSs used in computing basic and diluted earnings per ADS in accordance with GAAP.
(9)	As a result of the adoption of new authoritative guidance governing the accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing, effective on April 1, 2010, the Company adjusted relevant numbers in the unaudited condensed consolidated statements of income for the three months ended March 31, 2010 retrospectively in accordance with GAAP.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income and

Reconciliations of GAAP Measures to Non-GAAP Measures

	For the Year Ended			For the Year Ended
	March 31, 2010			March 31, 2011
	GAAP RMB As adjusted (9)	Adjustments RMB	Non-GAAP RMB	GAAP RMB	Adjustments RMB	Non-GAAP RMB
	(in thousands except for per ADS information)

Net revenues (1)	723,071	—	723,071	842,366	—	842,366
Cost of revenues (2)	(237,550)	89,720	(147,830)	(334,682)	169,086	(165,596)

Gross profit	485,521	89,720	575,241	507,684	169,086	676,770
Operating expenses
Research and development (3)	(42,293)	6,335	(35,958)	(46,469)	4,946	(41,523)
Sales and marketing (3)	(64,055)	—	(64,055)	(88,182)	672	(87,510)
General and administrative (3)	(144,671)	34,102	(110,569)	(96,567)	31,151	(65,416)
Amortization of SPR intangible assets (4)	(109,395)	109,395	—	(27,329)	27,329	—

Total operating expenses	(360,414)	149,832	(210,582)	(258,547)	64,098	(194,449)

Operating income	125,107	239,552	364,659	249,137	233,184	482,321
Interest income	13,456	—	13,456	20,882	—	20,882
Interest expense – convertible notes (5)	(141,123)	30,477	(110,646)	(131,918)	22,628	(109,290)
Interest expense – amortization of convertible notes issuance costs	(17,402)	—	(17,402)	(16,009)	—	(16,009)
Interest expense – amortization of share lending costs (6)	(10,912)	10,912	—	(9,731)	9,731	—
Other income (expense), net (7)	24,848	(24,064)	784	64,086	(75,106)	(11,020)

Income (loss) before income tax	(6,026)	256,877	250,851	176,447	190,437	366,884
Income tax expense	(63,556)	—	(63,556)	(93,828)	—	(93,828)

Net income (loss)	(69,582)	256,877	187,295	82,619	190,437	273,056

Earnings (loss) per ADS
- basic (8)	(2.65)	9.78	7.13	3.16	7.30	10.46

- diluted (8)	(2.65)	9.78	7.13	3.14	7.25	10.39

Weighted average number of ADS
- basic (8)	26,254,639	—	26,254,639	26,114,768	—	26,114,768

- diluted (8)	26,254,639	—	26,254,639	26,280,000	—	26,280,000

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income and

Reconciliations of GAAP Measures to Non-GAAP Measures

Convenience Translation for Reference only

	For the Year Ended
	March 31, 2011
	GAAP US$	Adjustments US$	Non-GAAP US$
	(in thousands except for per ADS information)

Net revenues (1)	128,639	—	128,639
Cost of revenues (2)	(51,110)	25,822	(25,288)

Gross profit	77,529	25,822	103,351
Operating expenses
Research and development (3)	(7,096)	755	(6,341)
Sales and marketing (3)	(13,466)	103	(13,363)
General and administrative (3)	(14,747)	4,757	(9,990)
Amortization of SPR intangible assets (4)	(4,173)	4,173	—

Total operating expenses	(39,482)	9,788	(29,694)

Operating income	38,047	35,610	73,657
Interest income	3,189	—	3,189
Interest expense – convertible notes (5)	(20,145)	3,455	(16,690)
Interest expense – amortization of convertible notes issuance costs	(2,445)	—	(2,445)
Interest expense – amortization of share lending costs (6)	(1,486)	1,486	—
Other income (expense), net (7)	9,786	(11,469)	(1,683)

Income before income tax	26,946	29,082	56,028
Income tax expense	(14,329)	—	(14,329)

Net income	12,617	29,082	41,699

Earnings per ADS
- basic (8)	0.48	1.12	1.60

- diluted (8)	0.48	1.11	1.59

Weighted average number of ADS
- basic (8)	26,114,768	—	26,114,768

- diluted (8)	26,280,000	—	26,280,000

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.5483 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of Thursday, March 31, 2011. No representation is made that the RMB amounts could have been or could be converted into U.S. dollars at that rate or at any other rate on March 31, 2011 or at any other dates.

Notes:

		For the Year Ended
		March 31, 2010	March 31, 2011
		RMB’000	RMB’000	US$’000
(1)	Net revenues

	- Molecular diagnostic systems	384,762	508,162	77,602
	- Immunodiagnostic systems	338,309	334,204	51,037

		723,071	842,366	128,639

	Molecular diagnostic systems
	- HPV-DNA chips	—	24,928	3,807

(2)	Non-GAAP numbers exclude stock compensation expense and amortization of acquired intangible assets.

	For the Year Ended
	March 31, 2010	March 31, 2011
	RMB’000	RMB’000	US$’000

Stock compensation expense	—	385	59
Amortization of acquired intangible assets	89,720	168,701	25,763

	89,720	169,086	25,822

(3)	Non-GAAP numbers exclude stock compensation expense.
(4)	Non-GAAP numbers exclude amortization of acquired intangible assets.
(5)	Non-GAAP numbers exclude non-cash interest expense of convertible notes.
(6)	Non-GAAP numbers exclude interest expense for amortization of share lending costs.
(7)	Non-GAAP numbers exclude gain on repurchase of convertible notes as well as high yield note offering expenses.

	For the Year Ended
	March 31, 2010	March 31, 2011
	RMB’000	RMB’000	US$’000

Gain on repurchase of convertible notes	24,064	80,342	12,269
High yield note offering expenses	—	(5,236)	(800)

	24,064	75,106	11,469

(8)	Interest expense and amortization in connection with convertible notes were not added back in computing GAAP diluted earnings per ADS because they were anti-dilutive. Non-GAAP earnings per ADS represents non-GAAP net income divided by the weighted average number of ADSs used in computing basic and diluted earnings per ADS in accordance with GAAP.
(9)	As a result of the adoption of new authoritative guidance governing the accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing, effective on April 1, 2010, the Company adjusted relevant numbers in the unaudited condensed consolidated statements of income for the year ended March 31, 2010 retrospectively in accordance with GAAP.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Three Months Ended
	March 31, 2010	March 31, 2011
	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	59,758	37,339	5,702

Net cash provided by (used in) investing activities	(609)	18,789	2,869

Net cash used in financing activities	(73,596)	(48,921)	(7,471)

Effect of foreign currency exchange rate change on cash and cash equivalents	13	(2,773)	(423)

Net increase (decrease) in cash and cash equivalents	(14,434)	4,434	677
Cash and cash equivalents:
At beginning of period	829,887	1,119,384	170,943

At end of period	815,453	1,123,818	171,620

	For the Year Ended
	March 31, 2010	March 31, 2011
	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	279,877	224,176	34,234

Net cash provided by (used in) investing activities	(715,522)	94,169	14,381

Net cash used in financing activities	(205,061)	(3,000)	(458)

Effect of foreign currency exchange rate change on cash and cash equivalents	(251)	(6,980)	(1,066)

Net increase (decrease) in cash and cash equivalents	(640,957)	308,365	47,091
Cash and cash equivalents:
At beginning of period	1,456,410	815,453	124,529

At end of period	815,453	1,123,818	171,620

China Medical Technologies, Inc.

EBITDA and Adjusted EBITDA Measures

	For the Three Months Ended
	March 31, 2010	March 31, 2011
	RMB	RMB	US$
	As adjusted (1)
	(in thousands)
Net income	4,820	16,095	2,458
Adjustments:
Interest income	(4,155)	(5,779)	(883)
Interest expense – convertible notes	34,831	34,612	5,286
Interest expense – amortization of convertible notes issuance costs	4,263	4,150	634
Interest expense – amortization of share lending costs	2,644	2,386	364
Income tax expense	15,206	28,136	4,297

EBIT (2)	57,609	79,600	12,156
Adjustments:
Depreciation	5,588	5,510	842
Amortization	49,766	48,185	7,358

EBITDA (3)	112,963	133,295	20,356

EBITDA (3)	112,963	133,295	20,356
Adjustments:
Stock compensation expense	10,692	8,519	1,301
Gain on repurchase of convertible notes	(24,064)	(1,570)	(240)

Adjusted EBITDA (4)	99,591	140,244	21,417

	For the Year Ended
	March 31, 2010	March 31, 2011
	RMB	RMB	US$
	As adjusted (1)
	(in thousands)
Net income (loss)	(69,582)	82,619	12,617
Adjustments:
Interest income	(13,456)	(20,882)	(3,189)
Interest expense – convertible notes	141,123	131,918	20,145
Interest expense – amortization of convertible notes issuance costs	17,402	16,009	2,445
Interest expense – amortization of share lending costs	10,912	9,731	1,486
Income tax expense	63,556	93,828	14,329

EBIT (2)	149,955	313,223	47,833
Adjustments:
Depreciation	22,137	21,953	3,352
Amortization	199,115	196,030	29,936

EBITDA (3)	371,207	531,206	81,121

EBITDA (3)	371,207	531,206	81,121
Adjustments:
Stock compensation expense	40,437	37,154	5,674
Gain on repurchase of convertible notes	(24,064)	(80,342)	(12,269)
High yield note offering expenses	—	5,236	800

Adjusted EBITDA (4)	387,580	493,254	75,326

Notes:

(1)	As a result of the adoption of new authoritative guidance governing the accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing effective on April 1, 2010, the Company adjusted relevant numbers in the unaudited condensed consolidated statements of income for the three months and the year ended March 31, 2010 retrospectively in accordance with GAAP.
(2)	EBIT represents net income reported in accordance with GAAP, excluding the effects of interest income, interest expense and income tax expense.
(3)	EBITDA represents net income reported in accordance with GAAP, excluding the effects of interest income, interest expense, income tax expense, depreciation and amortization.
(4)	Adjusted EBITDA represents EBITDA excluding the effects of stock compensation expense, gain on repurchase of convertible notes as well as high yield note offering expenses.